Exhibit 99.1

MEDIA RELEASE

August 13, 2024

Algoma Steel Group Reports Fiscal First Quarter 2025 Financial Results

First Quarter Results In-Line with Previously Announced Outlook

Completed Plate Mill Upgrade, Ramping Production Towards Expected Annual Run Rate Capacity of Over 650,000 NT

Continued to Significantly De-risk Transformative Electric Arc Furnace Project as Construction Continues on Schedule

Announces Intention to Relaunch Normal Course Issuer Bid

SAULT STE. MARIE, ONTARIO (August 13, 2024) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal first quarter ended June 30, 2024.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2025 to Fiscal 2024 First Quarter Comparisons

•	Consolidated revenue of $650.5 million, compared to $827.2 million in the prior-year quarter, mainly attributable to lower steel shipments and realized prices.

•	Consolidated loss from operations of $12.5 million, compared to income of $164.3 million in the prior-year quarter.

•	Net income of $6.1 million, compared to $130.9 million in the prior-year quarter.

•	Adjusted EBITDA of $37.7 million and Adjusted EBITDA margin of 5.8%, compared to $191.2 million and 23.1% in the prior-year quarter (see “Non-IFRS Measures” below).

•	Cash flows generated from operations of $12.5 million, compared to $163.9 million in the prior-year quarter.

•	Shipments of 503,152 tons, compared to 569,433 tons in the prior-year quarter.

•	Paid quarterly dividend of US$0.05/share.

Michael Garcia, the Company’s Chief Executive Officer, commented, “Our operations performed well in the quarter, delivering results that were in-line with our previously disclosed outlook. This summer has represented a period of challenging near-term steel pricing and uncertain macroeconomic conditions, but we have stayed focused on the business drivers within our control, namely the safe operation of our facilities, exceptional service to customers and the successful advancement of our capital programs.”

Mr. Garcia continued, “We have made significant progress on our two key capital projects: completing the second phase of our Plate Mill Modernization and advancing our transformative EAF project. We remain on pace to start EAF commissioning activities by calendar year-end, with steel production expected by the end

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

of calendar Q1 2025. As our construction activities on the EAF project are in the home stretch, we remain on schedule and on budget. We are on the cusp of a new chapter for Algoma and believe that we are on track to deliver strong shareholder value as we transition to becoming one of North America’s greenest steel producers.”

First Quarter Fiscal 2025 Financial Results

First quarter revenue totaled $650.5 million, compared to $827.2 million in the prior year quarter. As compared with the prior year quarter, steel revenue was $597.4 million, compared to $754.5 million, and revenue per ton of steel sold was $1,293, compared to $1,453.

Loss from operations was $12.5 million, compared to income from operations of $164.3 million in the prior-year quarter. The decrease was primarily due to lower steel shipments, due in part to an outage at the plate mill supporting the final stages of the modernization, greater consumption of purchased coke and natural gas, and weakening market conditions, which was partially offset by improvements in value-add products as a percentage of sales mix.

Net income in the first quarter was $6.1 million, compared to net income of $130.9 million in the prior-year quarter. The decrease was driven primarily by the factors described above under loss from operations. Net income in the quarter benefitted from foreign exchange gains, changes in fair value of warranty liability, and income tax recovery.

Adjusted EBITDA in the first quarter was $37.7 million, compared with $191.2 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of 5.8%. Average realized price of steel net of freight and non-steel revenue was $1,187 per ton, compared to $1,325 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,069, compared to $950 in the prior-year quarter. Shipments for the first quarter decreased by 11.6% to 503,152 tons, compared to 569,433 tons in the prior-year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA.

Electric Arc Furnace

The Company has made substantial progress on the construction of two new state of the art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The project timing and budget remain consistent with the outlook provided in the fiscal fourth quarter 2024 earnings release. As of June 30, 2024, the cumulative investment in the project was approximately $611 million, including approximately $48.4 million during the fiscal first quarter. The project continues to advance, with approximately $850 million of the budgeted project cost having been contracted and the remaining project commitments expected to be finalized over the next quarter. The Company expects to utilize the full project budget of up to $875 million. The completion of the EAF project is expected to be funded with cash-on-hand, cash generated through operations, and available borrowings under the Company’s existing undrawn credit facility.

Following the transformation to EAF steelmaking, the Company is anticipated to have an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity of over 3 million tons, which is expected to reduce the Company’s annual carbon emissions by approximately 70%.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Balance Sheet and Liquidity

On April 5, 2024, the Company’s indirect wholly-owned subsidiary and operating company, Algoma Steel Inc. (“ASI”), issued an aggregate of US$350.0 million of 9.125% Senior Secured Second Lien Notes due April 15, 2029 (the “Notes”). ASI intends to use the net proceeds from the offering of the Notes for general corporate purposes, adding strength and flexibility to its balance sheet. At quarter end, the Company had cash of $493.4 million and unused availability under its Revolving Credit Facility of $351.1 million.

Quarterly Dividend

The Board has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on September 27, 2024 to holders of record of common shares of the Corporation as of the close of business on August 23, 2024. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Normal Course Issuer Bid

The Company intends to file with the Toronto Stock Exchange (“TSX”) a notice of intention to commence a normal course issuer bid (“NCIB”), as part of its overall capital allocation strategy.

If accepted by the TSX, the Company would be permitted under the NCIB to purchase for cancellation, through the facilities of the TSX, alternative Canadian trading systems or The NASDAQ Stock Market (“Nasdaq”), up to 5% of the Company’s outstanding common shares and up to 5% of the Company’s outstanding warrants as of the commencement of the NCIB during the 12 months following such TSX acceptance. The exact number of common shares and warrants subject to the NCIB will be determined on the date of acceptance of the notice of intention by the TSX.

The NCIB will be effected in accordance with the TSX’s NCIB rules and applicable U.S. securities laws, which contain, among other things, restrictions on the number of common shares and/or warrants that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of the Company’s common shares and/or warrants on the applicable exchange.

All common shares and warrants purchased by the Company under the NCIB will be purchased at prevailing market prices. The actual number of common shares and warrants that may be purchased, and the timing of any such purchases, will be determined by the Company, subject to the applicable terms and limitations of the NCIB (including any automatic repurchase plan adopted in connection therewith). All common shares and warrants acquired by the Company under the NCIB will be cancelled.

The Company intends to commence the NCIB two trading days after TSX acceptance of the NCIB. The NCIB will terminate one year after its commencement, or earlier if the maximum number of common shares and warrants under the NCIB have been purchased. Although the Company has a present intention to acquire its common shares and warrants pursuant to the NCIB, the Company will not be obligated to make any purchases and purchases may be suspended by the Company at any time. The Company reserves the right to terminate the NCIB earlier if it determines that it is appropriate to do so.

In connection with the NCIB program, the Company intends to enter into an automatic repurchase plan with its designated broker to allow for purchases of its common shares and warrants during certain pre-determined

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

black-out periods, subject to certain parameters as to price and number of common shares and warrants. Outside of these pre- determined black-out periods, common shares and warrants may be repurchased in accordance with management’s discretion, subject to applicable law.

The Company reviews all elements of its capital allocation strategy on an ongoing basis. The Company continues to focus on supporting its EAF project; however, the Company plans to commence the NCIB because it believes that the market price of its common shares and warrants may not, from time to time, fully reflect their value and accordingly the purchase of common shares and/or warrants would be in the best interests of the Company and an attractive use of available funds.

Conference Call and Webcast Details

A webcast and conference call will be held on Wednesday, August 14, 2024 at 11:00 a.m. EDT to review the Company’s fiscal first quarter results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel First Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13747613.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited condensed interim financial statements for the three month periods ended June 30, 2024 and, 2023, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.com. These documents are also available on the Company’s website, www.algoma.com, and shareholders may receive hard copies of such documents free of charge upon request by contacting IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding fiscal 2025 first quarter total steel shipments and Adjusted EBITDA, trends in the pricing of steel, Algoma’s expectation to continue to pay a quarterly dividend, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project and its annual raw steel production capacity and reduced carbon emissions upon completion of the EAF project, Algoma’s intention to file and commence the NCIB, including its intention to enter into an automatic repurchase plan, Algoma’s future as a leading producer of green steel,, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long- term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding the intended use of proceeds from the Company’s credit facilities and the issuance of the Notes, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,”

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

“should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR profile at www.sedar.com) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non- IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, earnout and share-based compensation liabilities, transaction costs, listing expense, past service costs – pension, past service costs – post-employment benefits and share-based compensation related to performance share units. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	June 30, 2024	March 31, 2024
expressed in millions of Canadian dollars
Assets
Current
Cash	$493.4	$97.9
Restricted cash	3.9	3.9
Taxes receivable	15.4	20.0
Accounts receivable, net	273.6	246.7
Inventories, net	799.6	807.8
Prepaid expenses and deposits	51.7	80.5
Other assets	5.8	5.7

Total current assets	$1,643.4	$1,262.5

Non-current
Property, plant and equipment, net	$1,471.6	$1,405.2
Intangible assets, net	0.6	0.7
Other assets	7.6	7.6

Total non-current assets	$1,479.8	$1,413.5

Total assets	$3,123.2	$2,676.0

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$0.3	$0.3
Accounts payable and accrued liabilities	256.8	286.8
Taxes payable and accrued taxes	42.2	30.1
Current portion of other long-term liabilities	2.9	1.4
Current portion of governmental loans	20.0	16.2
Current portion of environmental liabilities	2.9	3.1
Warrant liability	29.8	44.9
Earnout liability	11.2	13.8
Share-based payment compensation liability	26.5	31.9

Total current liabilities	$392.6	$428.5

Non-current
Senior secured lien notes	$469.4	$0.0
Long-term governmental loans	129.1	127.4
Accrued pension liability	217.4	238.0
Accrued other post-employment benefit obligation	226.3	229.5
Other long-term liabilities	15.6	17.0
Environmental liabilities	35.7	35.2
Deferred income tax liabilities	93.7	98.0

Total non-current liabilities	$1,187.2	$745.1

Total liabilities	$1,579.8	$1,173.6

Shareholders’ equity
Capital stock	$964.1	$963.9
Accumulated other comprehensive income	307.7	267.1
Retained earnings	287.4	288.4
Contributed deficit	(15.8)	(17.0)

Total shareholders’ equity	$1,543.4	$1,502.4

Total liabilities and shareholders’ equity	$3,123.2	$2,676.0

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income

(Unaudited)

Three month period ended	June 30, 2024	June 30, 2023
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$650.5	$827.2

Operating expenses
Cost of sales	$633.8	$639.5
Administrative and selling expenses	29.2	23.4

(Loss) income from operations	($12.5)	$164.3

Other (income) and expenses
Finance income	($5.4)	($3.3)
Finance costs	16.4	5.1
Interest on pension and other post-employment benefit obligations	5.4	4.8
Foreign exchange (gain) loss	(6.8)	11.0
Change in fair value of warrant liability	(15.6)	(17.5)
Change in fair value of earnout liability	(2.5)	(2.0)
Change in fair value of share-based compensation liability	(5.8)	(4.0)

	($14.3)	($5.9)

Income before income taxes	$1.8	$170.2
Income tax (recovery) expense	(4.3)	39.3

Net income	$6.1	$130.9

Net income (loss) per common share
Basic	$0.06	$1.21
Diluted	($0.07)	$0.85

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

Three month period ended	June 30, 2024	June 30, 2023
expressed in millions of Canadian dollars
Operating activities
Net income	$6.1	$130.9
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	33.2	23.3
Deferred income tax recovery	(5.3)	(7.0)
Pension funding (in excess of) below expense	(1.9)	1.2
Post-employment benefit funding in excess of expense	(1.7)	(1.9)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(2.4)	4.1
post-employment benefit obligations	(2.3)	4.9
Finance costs	16.4	5.1
Loss on disposal of property, plant and equipment	1.1	—
Interest on pension and other post-employment benefit obligations	5.4	4.8
Accretion of governmental loans and environmental liabilities	3.9	3.6
Unrealized foreign exchange (gain) loss on government loan facilities	(1.3)	2.6
Decrease in fair value of warrant liability	(15.6)	(17.5)
Decrease in fair value of earnout liability	(2.5)	(2.0)
Decrease in fair value of share-based payment compensation liability	(5.8)	(4.0)
Other	1.2	1.5

	$28.5	$149.6
Net change in non-cash operating working capital	(15.8)	14.9
Environmental liabilities paid	(0.2)	(0.6)

Cash generated by operating activities	$12.5	$163.9

Investing activities
Acquisition of property, plant and equipment	($98.3)	($118.6)

Cash used in investing activities	($98.3)	($118.6)

Financing activities
Bank indebtedness (repaid), net	$—	($0.7)
Transaction costs on bank indebtedness	—	(1.0)
Senior secured lien notes issued	472.6	—
Transaction costs on senior secured lien notes	(4.1)	—
Governmental loans received	14.5	18.5
Repayment of governmental loans	(2.5)	(2.5)
Interest paid	(0.1)	(0.1)
Other	(0.5)	—

Cash generated by financing activities	$479.9	$14.2

Effect of exchange rate changes on cash	$1.4	($6.3)
Cash
Increase in cash	395.5	53.2
Opening balance	97.9	247.4

Ending balance	$493.4	$300.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net Income to Adjusted EBITDA

millions of dollars	Three months ended June 30, 2024	Three months ended June 30, 2023
Net income	$6.1	$130.9
Depreciation of property, plant and equipment and amortization of intangible assets	33.2	23.3
Finance costs	16.4	5.1
Interest on pension and other post-employment benefit obligations	5.4	4.8
Income taxes	(4.3)	39.3
Foreign exchange (gain) loss	(6.8)	11.0
Finance income	(5.4)	(3.3)
Inventory write-downs (depreciation on property, plant and equipment in inventory)	6.4	0.4
Carbon tax	9.5	2.5
Decrease in fair value of warrant liability	(15.6)	(17.5)
Decrease in fair value of earnout liability	(2.5)	(2.0)
Decrease in fair value of share-based payment compensation liability	(5.8)	(4.0)
Share-based compensation	1.1	0.7

Adjusted EBITDA (i)	$37.7	$191.2

Net Income Margin	0.9%	15.8%

Net Income / ton	$12.1	$229.9

Adjusted EBITDA Margin (ii)	5.8%	23.1%

Adjusted EBITDA / ton	$74.9	$335.8

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Vice President - Corporate Development and Treasurer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901